UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


07087922

Amendment No. 1 to
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


SEC MAIL
PROCESSING
RECEIVED
DEC 1 9 2007
WASH, D.C.
209
SECTION

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒ (Vaaldiam Resources Ltd.)

Great Western Diamonds Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Vaaldiam Resources Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

391418
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

November 9, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Offer to Purchase and Circular of Vaaldiam Resources Ltd. dated November 7, 2007 sent to shareholders of Great Western Diamonds Corp.*
- Letter of Transmittal sent to shareholders of Great Western Diamonds Corp.*
- Notice of Guaranteed Delivery sent to shareholders of Great Western Diamonds Corp.*
- Directors' Circular of Great Western Diamonds Corp. dated November 7, 2007 sent to shareholders of Great Western Diamonds Corp.*
- Notice of Variation and Extension by Vaaldiam Resources Ltd. of its Offer to Purchase dated December 17, 2007 sent to shareholders of Great Western Diamonds Corp.

Item 2. Informational Legends

See pages 4 to 5 of the Offer to Purchase.

---

* Incorporated by reference to the Form CB filed on November 9, 2007 by the person furnishing this Form.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority in Canada has approved or disapproved, expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document, the securities offered pursuant to such Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

THE SECURITIES OFFERED PURSUANT TO THIS OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. THE SECURITIES WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES WITHOUT AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

December 17, 2007


VAALDIAM

NOTICE OF VARIATION AND EXTENSION BY VAALDIAM RESOURCES LTD. OF ITS OFFER TO PURCHASE all of the outstanding common shares of GREAT WESTERN DIAMONDS CORP. on the basis of 0.45 of a common share of Vaaldiam Resources Ltd. for each common share of Great Western Diamonds Corp.

Vaaldiam Resources Ltd. ("**Vaaldiam**" or the "**Offeror**") hereby gives notice that it is amending its offer dated November 7, 2007 (the "**Original Offer**"), to purchase, on and subject to the terms and conditions of the Original Offer, all of the outstanding common shares (the "**Great Western Shares**") of Great Western Diamonds Corp. ("**Great Western**"), including any Great Western Shares that may become outstanding after the date of the Original Offer but prior to the Expiry Time (as extended hereby) upon the conversion, exchange or exercise of any securities of Great Western that are convertible into or exchangeable or exercisable for Great Western Shares by: (a) waiving the Minimum Tender Condition and (b) extending the Expiry Time to 5:00 p.m. (Toronto Time) on January 2, 2008. The Original Offer, as varied in the manner described in this Notice of Variation and Extension, is referred to herein as the Offer.

THE OFFER IS EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JANUARY 2, 2008.

INTERMEDIARIES LIKELY HAVE ESTABLISHED TENDERING CUT-OFF TIMES THAT ARE UP TO 48 HOURS PRIOR TO THE EXPIRY TIME. SHAREHOLDERS MUST INSTRUCT THEIR BROKERS OR OTHER INTERMEDIARIES PROMPTLY IF THEY WISH TO TENDER.

This Notice of Variation and Extension should be read in conjunction with the Original Offer and accompanying circular (the "**Original Circular**") dated November 7, 2007 (which together constitute the "**Offer and Circular**") and the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer and Circular. Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the "Offer" in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby. Capitalized terms used in this Notice of Variation and Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

The Dealer Manager for the Offer is:

Canaccord Capital Corporation

Shareholders who have validly deposited and not withdrawn their Great Western Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal that accompanied the Original Offer and Original Circular (printed on green paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Great Western Shares and all other required documents, at the office of Equity Transfer & Trust Company (the "**Depositary**") in Toronto, Ontario in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Great Western Shares described in Section 5 of the Original Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (2) accept the Offer where the certificates representing the Great Western Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Original Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the Notice of Guaranteed Delivery that accompanied the Offer and Circular (printed on yellow paper) or a manually signed facsimile thereof. Shareholders whose Great Western Shares are registered in the name of a nominee should consult their broker, investment dealer, bank manager, trust company or other nominee for assistance in depositing their Great Western Shares. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Great Western Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer.

Questions and requests for assistance may be directed to Vaaldiam, details for which may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from Vaaldiam at its office specified on the back page of this document. Additionally, copies of this document and related materials may be found at *www.sedar.com*.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Great Western Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Vaaldiam Shares to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state of the United States, and are being issued to Shareholders in the United States in compliance with Rule 802 promulgated under the U.S. Securities Act, and pursuant to exemptions from the registration or qualification requirements of state "blue sky" laws to the extent that such exemptions are available. No Vaaldiam Shares will be delivered to or for the account or benefit of any Person who is, or who appears to the Offeror or the Depositary to be, a resident of the United States unless it is established to the satisfaction of the Offeror, whose determination shall be final and binding, that such shares may be offered to that person in such U.S. state, either in reliance upon an exemption from the registration or qualification requirements of the securities laws of that state, or on a basis otherwise acceptable to the Offeror in its sole discretion, and without subjecting the Offeror to any ongoing disclosure, reporting or similar requirements in that state.

Ineligible Shareholders in the United States who would otherwise receive Vaaldiam Shares in exchange for their Great Western Shares may, at the sole discretion of the Offeror, have such Vaaldiam Shares issued on their behalf to the Depositary, which shall, as agent for such Shareholders, sell such Vaaldiam Shares on their behalf over the facilities of the TSX. Thereafter, the Depositary will forward to each person whose Vaaldiam Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all Vaaldiam Shares so sold by the Depositary (net of all applicable brokerage sales commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any Vaaldiam Shares, the Depositary will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Depositary will be liable for any loss arising out of any sale of such Vaaldiam Shares relating to the manner or timing of such sales, the prices at which Vaaldiam Shares are sold or otherwise. The sale price of Vaaldiam Shares sold on behalf of such persons will fluctuate with the market price of the Vaaldiam Shares and no assurance can be given that any particular price will be received upon any such sale. Shareholders who are resident in jurisdictions in which Vaaldiam Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their Vaaldiam Shares, may wish to consult their advisors.

If any of the Great Western Shares are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, the Vaaldiam Shares issued in exchange for such Great Western Shares will also be "restricted securities", and the certificates representing those Vaaldiam Shares will bear restrictive legends. All holders of such "restricted securities" are urged to consult with counsel to ensure that the resale of their Vaaldiam Shares complies with applicable securities legislation.

The Offer is made for the securities of a Canadian issuer by a Canadian issuer. The Offer is subject to the disclosure requirements of Canada, which are different from those of the United States. Financial statements of the Offeror included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is located in Canada, and some or all of its officers and directors may be residents of Canada, that some or all of the experts named in the Offer and Circular are residents of Canada and that all or a substantial portion of the assets of the Offeror and of such persons are outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of United States securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer and the Circular does not address any income or tax consequences of the Offer to Shareholders in jurisdictions outside Canada. Shareholders outside Canada should be aware that a disposition of Great Western Shares may have tax consequences both within and outside Canada which may not be described, or fully described, in the Offer and the Circular. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER THIS CHAPTER WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this Notice of Variation and Extension, including information relating to the acquisition of Great Western or Elkedra, and the future financial or operating performance of the Offeror and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "budgets","scheduled", "predicts", "believes" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements". Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

The Offeror cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Offeror to be materially different from the Offeror's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: financing opportunities, mineral exploration risks, supplies, infrastructure, weather and inflation, market for and marketability of diamonds, title matters, environmental regulations, permits and licenses, operating hazards and risks, competition for properties, economic conditions, dependence on management and conflicts of interest, as well as those factors discussed in greater detail in the Offeror's Renewal Annual Information Form dated March 22, 2007 on file with the Canadian provincial securities regulatory authorities and in Section 7 of the Circular, "Risk Factors".

The following factors, among others, related to the business combination of the Offeror with Great Western and Elkedra could cause actual results to differ materially from forward-looking statements: Vaaldiam Shares issued in connection with the Offer may have a market value lower than expected and will not reflect market price fluctuations, integration of the businesses may not occur as planned, may not occur successfully or such integration may be more difficult, time consuming or costly than expected; the expected combination benefits from the acquisition of Great Western and Elkdera may not be fully realized by Vaaldiam or not realized within the expected time frame, dissent and appraisal rights may be exercised, Vaaldiam's interests may differ from those of any remaining minority shareholders, liquidity for Great Western Shares will be reduced, there will be dilution of each shareholder's equity interest in the Combined Entity, the issuance of a significant number of Vaaldiam Shares could adversely affect the market price of Vaaldiam Shares and the enforcement rights of U.S. Shareholders may be adversely affected. See Sections 4, 5 and 7 of the Circular, "Strategic Rationale for the Proposed Combination", "Purpose of the Offer and Vaaldiam's Plans for Great Western" and "Risk Factors". These factors are not intended to represent a complete list of the factors that could affect Vaaldiam and the combination of Vaaldiam, Great Western and Elkedra. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference into the Offer and Circular.

The Offeror's forward-looking statements are based on the expectations, beliefs and opinions of management on the date on which the statements are made. The Offeror disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. For the reasons set forth above, Shareholders should not place undue reliance on forward-looking statements.

REPORTING CURRENCIES

Unless otherwise indicated, all references to "$" or "dollars" in this Offer and Circular refer to Canadian dollars and all references to "U.S.$" in this Offer and Circular refer to United States dollars.

December 17, 2007

NOTICE OF VARIATION AND EXTENSION

TO: THE HOLDERS OF COMMON SHARES OF GREAT WESTERN

This Notice of Variation and Extension amends and supplements the Original Offer and Original Circular dated November 7, 2007, as well as the Letter of Transmittal and Notice of Guaranteed Delivery, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the outstanding Great Western Shares, including any Great Western Shares that may become outstanding after the date of the Original Offer but prior to the Expiry Time (as extended hereby), upon the conversion, exchange or exercise of any securities of Great Western that are convertible into or exchangeable or exercisable for Great Western Shares.

1. Extension of the Offer

By notice to the Depositary given on December 17, 2007 and a press release issued by the Offeror, the Offeror has extended the expiry of the Original Offer from 8:00 p.m. (Toronto time) on December 17, 2007 to 5:00 p.m. (Toronto time) on January 2, 2008. Accordingly, the definition of "**Expiry Date**" and "**Expiry Time**" in the Circular are deleted and replaced with the following:

> "**Expiry Date**" means January 2, 2008 or such later date as may be fixed by the Offeror from time to time pursuant to Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".
>
> "**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiry Date or such other time as is set out in a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, "Extensions, Variations and Changes to the Offer".

All other references in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery to the expiry of the Offer on "December 17, 2007" are deleted and replaced with "January 2, 2008".

2. Waiver of Condition to the Offer

The condition set forth in paragraph (c) in Section 2 of the Original Offer, "Conditions of the Offer" is waived in its entirety.

3. Recent Developments

On November 20, 2007, Vaaldiam announced that it has closed the Elkedra Arrangement, which resulted in the issuance of 55,622,557 Vaaldiam Shares in exchange for the acquisition by Vaaldiam of all of the Elkedra Shares. With the closing of the Elkedra Arrangement, Vaaldiam satisfied the conditions to the release of the funds placed into escrow pursuant to the Subscription Receipt Financing. In connection with the satisfaction of such conditions, a net amount of approximately $18.6 million was released to Vaaldiam. Each Subscription Receipt was exchanged, without payment of any additional consideration, for one Vaaldiam Share and one-half of one common share purchase warrant of Vaaldiam, each whole warrant entitling the holder thereof to acquire one Vaaldiam Share at a price of $1.20 until August 15, 2009.

As of December 17, 2007, Vaaldiam has approximately • Vaaldiam Shares issued and outstanding, which includes Vaaldiam Shares issued pursuant to the completion of the Elkedra Arrangement and the exchange of the Subscription Receipts.

4. Time for Acceptance

The Offer is now open for acceptance for the period commencing on the date hereof and ended at 5:00 p.m. (Toronto time) on January 2, 2008, or until such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 6 of the Original Offer, "Extensions, Variations and Changes to the Offer".

5. Manner of Acceptance

Great Western Shares may be deposited to the Offer in accordance with the provisions of Section 5 of the Original Offer, "Manner of Acceptance".

6. Take-Up and Payment for Deposited Great Western Shares

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for Great Western Shares duly and validly depsoted pursuant to the Offer as described in Section 6 of the Original Offer, "Take-Up and Payment for Deposited Great Western Shares".

7. Right to Withdraw Deposited Great Western Shares

Great Western Shareholders have the right to withdraw Great Western Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 8 of the Original Offer, "Right to Withdraw Deposited Great Western Shares". Shareholders will maintain their right to withdraw their Great Western Shares at any time during the extended offer period until the Great Western Shares so deposited are taken up by the Offeror.

8. Consequential Amendments to the Offer and Circular and Other Documents

The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments to the Offer contained in this Notice of Variation and Extension.

9. Offerees' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders of Great Western with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Holders of Great Western Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE OF VAALDIAM RESOURCES LTD.

The contents of this Notice of Variation and Extension have been approved by, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the board of directors of Vaaldiam Resources Ltd. The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer or the securities to be distributed hereunder.

Dated: December 17, 2007.

(signed) KENNETH JOHNSON
President and Chief Executive Officer

(signed) ROBERT YEOMAN
Chief Financial Officer

On behalf of the board of directors

(signed) ALAN LEE BARKER
Director

(signed) ROBERT LORD
Director

For further information on the Offer, please contact:

Vaaldiam Resources Ltd.
55 University Avenue
11th Floor, Suite 1105
Toronto, Ontario
M5J 2H7

416-363-6927

Any questions and requests for assistance may be directed by Shareholders to Robert Yeoman, Chief Financial Officer of Vaaldiam, or Frances Kwong, Controller of Vaaldiam, at the telephone number and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Form CB on November 9, 2007, the person furnishing this Form filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 18, 2007.

VAALDIAM RESOURCES LTD.



By:________________________
Kenneth W. Johnson, President and
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
2.1	Annual Information Form of Vaaldiam Resources Ltd. dated March 22, 2007 for the year ended December 31, 2006.*
2.2	Audited comparative consolidated financial statements of Vaaldiam Resources Ltd. and the notes thereto for the financial years ended December 31, 2006 and 2005, together with the auditors' report thereon dated March 16, 2007.*
2.3	Management's discussion and analysis of financial condition and results of operations of Vaaldiam Resources Ltd. for the year ended December 31, 2006.*
2.4	Audited comparative consolidated financial statements of Vaaldiam Resources Ltd. and the notes thereto for the financial years ended December 31, 2005 and 2004, together with the auditors' report thereon dated March 31, 2006.*
2.5	Unaudited comparative consolidated interim financial statements of Vaaldiam Resources Ltd. and the notes thereto for the financial periods ended June 30, 2007 and 2006.*
2.6	Management's discussion and analysis of financial condition and results of operations of Vaaldiam Resources Ltd. for the financial period ended June 30, 2007.*
2.7	Management Proxy Circular dated May 8, 2007 for the annual meeting of shareholders of Vaaldiam Resources Ltd. held on June 14, 2007.*
2.8	Material Change Report dated March 9, 2007 relating to the acquisition by Vaaldiam Resources Ltd. of a 100% interest in the Brauna diamond deposits from Majescor Resources Ltd., which held a 40% interest in the joint venture.*
2.9	Material Change Report dated July 10, 2007 relating to the Offer and a scheme of arrangement between Elkedra Diamonds NL and Vaaldiam Resources Ltd.*
2.10	Material Change Report dated July 23, 2007 relating to the announcement of the subscription receipt financing.*
2.11	Material Change Report dated August 22, 2007 relating to the closing of the subscription receipt financing.*
2.12	Technical Report on the Duas Barras Project, Brazil (revised) dated March 30, 2007.*
2.13	Technical Report on the Chapada Alluvial Diamond Project, Mato Grosso State, Brazil dated August 31, 2007.*

* Incorporated by reference to the Form CB filed on November 9, 2007 by the person furnishing this Form.

END